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                                                                      Exhibit 44

Messrs.                                            Milan, December 16, 2003
Pirelli & C. S.p.A.
Via G. Negri, 10
20123 Milan

Dear Sirs,

     We received your letter of December 16, 2003 which we fully transcribe below:

                                       ***
                                                   Milan, December 16, 2003

     Messrs.

Banca Intesa S.p.A.
Piazza Paolo Ferrari, 10
20121 Milan

Messrs.
UniCredito Italiano S.p.A.
Piazza Cordusio
20121 Milan

Dear Sirs,

Following our conversations we propose the terms of this

THIRD AMENDMENT OF THE SHAREHOLDERS' AGREEMENT

Between

     Pirelli & C. S.p.A., headquartered in Milan, via G. Negri N. 10, capital of Euro 1,799,399,399.20, recorded with the Register of Companies of Milan, taxpayer and VAT code 00860340157, in the person of the Chairman of the Board of Directors, Dr. Marco Tronchetti Provera, holding the necessary authorization pursuant to the decision of the Board of Directors of November 11, 2003 (hereinafter "Pirelli")

                                                   Party of the first part
And

     UniCredito Italiano S.p.A., headquartered in Genova, via Dante 1, Central Management in Milan, Piazza Cordusio, capital of Euro 3,158,168,076, recorded with the Register of Companies of Genova, taxpayer and VAT code 00348170101, in the person of Dr. Pietro Modiano, who has the necessary powers pursuant to the decision of the Board of Directors of November 13, 2003 (hereinafter "UCI")

     And




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     Banca Intesa S.p.A., headquartered in Milan, Piazza Paolo Ferrari 10, with capital of Euro 3,561,062,849.24, recorded with Register of Companies of Milan, taxpayer 00799960158, VAT code 10810700152, in the person of Dr. Gaetano Micciche, who has the necessary powers pursuant to the decision of the Board of Directors of November 13, 2003 (hereinafter "BCI" and, together with UCI, the "Banks" and each of them individually the "Bank")


                                                   Party of the second part

                                    Recitals

     (a) Pirelli and the Banks are, together with others, shareholders of Olimpia SpA (hereinafter "Olimpia"), a company with a total holding in the common capital of Telecom Italia SpA of approximately 14.16% (17.02% as of December 18, 2003); in particular, Pirelli holds 937,557,690 common shares, equal to 50.40% of the capital, while BCI and UCI hold each 156,259,615 common shares, equal to 8.40% of Olimpia's capital;


     (b) On November 13, 2003, Olimpia's Shareholders' Meeting, in the presence of all shareholders, approved a capital increase with payment up to a maximum of Euro 770 million in two tranches, the first up to a maximum of Euro 700 million (the "First Tranche") and the second up to a maximum of Euro 70 million (the "Second Tranche") by issuing a maximum of 770,000,000 new common shares, subscription of which is reserved under option to the shareholders pursuant to art. 2441, paragraph 1, of the civil code; the issue price of the new common shares, to be paid fully in money, was established by the meeting at the par value of Euro 1 each;


     (c) Pirelli, on the one hand, and the Banks on the other hand, signed on September 14, 2001 a para-corporate agreement referring to their holding in Olimpia, titled "Shareholders' Agreement," subsequently amended by document dated September 26, 2001 and further amended by document dated October 24, 2001 (the "Shareholders' Agreement," together with its amendments are collectively referred to hereinafter as the "Agreement");


     (d) the Agreement, inter alia, in the case of transfer to Pirelli by each of the Banks of the Olimpia shares held by them, in the occurrence of certain conditions established therein, sets forth for such transfers the criteria for the determination of the price of the transfer of the shares, establishing however that the price must be within the limits of a minimum price ("Floor") and in certain circumstances a maximum price expressing a ceiling for the valuation of the investment ("Cap");


     (e) Pirelli is interested that the Banks subscribe, within the term established by the meeting, the new Olimpia common shares for the entire share of the capital increase to which each of them is entitled under the option right;




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     (f) the Banks are willing to sign Olimpia's capital increase for their respective share under option, confirming the strategic validity of the operation, even though they deem it necessary that the economic agreements previously reached concerning the hypothesis of transfer of their shares of the holding in Olimpia pursuant to the agreement, referred to in recital (d) above, be partially amended, exclusively referring to the newly issued Olimpia common shares subscribed by them in execution of the capital increase referred to in recital (b) above.



                               With these recitals

The following is stipulated and agreed between Pirelli and the Banks.

                                    ARTICLE I
Recitals, definitions
---------------------

1.01     The recitals of this Document are an integral part thereof.

1.02 Except for the definitions reported and shown graphically in this Document, the terms reported therein with initial capital letter and not otherwise defined will have the meaning given to them in this document, as defined in recital (c) hereof.

                                   ARTICLE II
Capital increase
----------------

2.01 BCI and UCI, each for itself and without joint responsibility, undertake to subscribe, within the term established by the Shareholders' Meeting of November 13, 2003, the entire portion to which they are entitled of the first tranche of the capital increase of Olimpia referred to in premise (b) hereof, and to pay the subscription price for the 58,800,000 Olimpia common shares reserved to each of them under the option right (hereinafter the "New Shares"), equal to Euro 1 each.

2.02 Without prejudice to the subscription commitment in the preceding paragraph 2.01, the execution of the payment of the amounts owed as underwriting by BCI and UCI is subject to the condition precedent that, by December 17, 2003, Pirelli must subscribe and pay its own share of the first tranches of the capital increase referred to in recital (b) hereof.

                                   ARTICLE III
Status of the new shares
------------------------

3.01 The New Shares, and whenever issued, the Subsequent New Shares (as defined below) will be, by express acceptance of Pirelli and of the Banks and by the effect of this Document, the object of the Agreement when subscribed, without need for further confirmation, including written, between the Parties.

3.02 With the exception of the provisions of Article IV below, as a consequence of paragraph 3.01 above, for the purposes of the Agreement, the New Shares and, when issued, the Subsequent New




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         Shares (as defined below) subscribed by the Banks will be considered for all purposes part, respectively, of the BCI Olimpia Holding and of the UCI Olimpia Holding, and also with the exception of the provisions set forth in Article IV below, the New Shares and the Subsequent New Shares will be subject to all the provisions of the Agreement referring to the BCI Olimpia Holding and the UCI Olimpia Holding, respectively, to the extent that they are compatible.

                                   ARTICLE IV

Transfer price of the New Shares and of the Subsequent New Shares
-----------------------------------------------------------------

4.01 Pirelli and the Banks agree, in derogation to the provisions to the contrary of the Agreement, that:

         (a)  in the event of sale by UCI and/or BCI pursuant to paragraph 7.05,
              Article VII of the Agreement, for the determination of the price of the transfer to Pirelli of the respective New Shares and Subsequent New Shares, according to the criteria established in letter (d) of the aforementioned paragraph 7.05 of the Agreement, the Cap set forth therein will not apply, but the Floor identified therein will continue applying;

         (b) in the event of sale by UCI and/or BCI pursuant to paragraph 10.03, Article X of the Agreement, for the determination of the transfer price to Pirelli of the respective New Shares and Subsequent New Shares according to the criteria established in the same paragraph 10.03, the Cap set forth therein will not apply, but the Floor identified will continue applying;

         (c) in the event of sale by UCI and/or BCI pursuant to Article XI of the Agreement, for the determination of the transfer price to Pirelli of the respective New Shares and Subsequent New Shares according to the criteria established in the aforementioned
              Article XI, the Cap set forth therein will not apply, but the Floor identified therein will continue applying;

         (d) in reference to the New Shares and without prejudice to the fact that the premium referred to in paragraph 7.05 (b) (y) of the Agreement will not apply, the total transfer price to Pirelli will be equal, including in an aleatory manner, to the highest between
              (I) Euro 3.53 and (II) the weighted average of the reference price recorded by the Telecom Italia shares in the 30 trading days prior to the request for sale, multiplied by a number of Telecom Italia Spa shares equal to 16,657,224. In the event that BCI and/or UCI subscribe the 5,880,000 new Olimpia common shares representing the portion respectively reserved to them from the Second Tranche of Olimpia's capital increase referred to in recital (b) hereof (the "Subsequent New Shares") and they pay the respective subscription price, the total transfer price to Pirelli of the New Shares and of the Subsequent New Shares will be equal, including in an aleatory manner, to the highest between (I) Euro 3.53 and (II) the weighted average of the reference price recorded by the Telecom Italia shares in the 30 trading days prior to the request for sale, multiplied by a number of Telecom Italia Spa shares equal to 18,322,946.


              It is understood that if Telecom Italia engages in capital operations not implying a change in net equity (such as merely for illustration, free capital increases, capital reduction due to losses or modification of the par value of the Telecom Italia shares) changing the formulas referred to in this paragraph, Pirelli, BCI and UCI will agree on the adjustments




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              of such formulas that become necessary in order to neutralize the effect of such capital operations on the transfer price of the New Shares and of the Subsequent New Shares.

         (e) for the determination of the Floor, the New Shares, when issued, together with the Subsequent New Shares and the Company shares held today by the Banks (the "Old Shares") will be considered separately and, for this purpose: (i) the Floor for the Old Shares will be the amounts paid by the Banks to subscribe them, minus the dividends possibly received, and (ii) the Floor for the New Shares and, when issued, the subsequent New Shares will be equal to the amounts paid by the Banks to subscribe them, minus the dividends possibly received, without average or offset between the two Floors.

4.02 Pirelli and the Banks give note and agree, each for the aspects regarding them, that the derogation established in the letters (a) through (e) in the previous paragraph 4.01 will apply exclusively to the possible sale to Pirelli by UCI and/or BCI of the New Shares and of the Subsequent New Shares, without prejudice to the provisions set forth in the Agreement, including the Cap referred to therein, concerning the possible sale by UCI and/or BCI of Olimpia shares owned by them other than the New Shares and the Subsequent New Shares.

                                    ARTICLE V
Edizione and Hopa
-----------------

Pirelli undertakes to obtain - by December 17, 2003 for the New Shares and by December 31, 2003 for the Subsequent New Shares - for Edizione and Hopa to confirm, in connection to the possible sale by UCI and/or BCI of the respective New Shares and the Subsequent New Shares, of the provisions of art. 6.09 (iii) and (iv) of the contract of 02/21/03 in connection with the possible sale of the respective original holding in Olimpia.

                                       ***

Without prejudice to the validity and efficacy of every provisions of the Agreement (including the arbitration clause which must be considered, repeated here as if transcribed) which has not been expressly modified or derogated to in this Document, if you agree with the above, please send us a letter reproducing in full the content hereof, duly signed by you in token of confirmation and acceptance of all its provisions.

Best regards,

Signed Pirelli & C. S.p.A.

                                       ***

     We confirm that we accept all of the above.

     Best regards,

UNICREDITO ITALIANO S.P.A.                         BANCA INTESA S.P.A.
Dr. Pietro Modiano                                 Dr. Gaetano Micciche
[signature]                                        [signature]